Exhibit 12
PS BUSINESS PARKS, INC.
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratio data)

	2005	2004	2003	2002	2001
Income from continuing operations	$59,571	$46,449	$46,143	$45,731	$43,821
Minority interest in continuing operations	16,227	24,746	29,576	28,208	25,440
Interest expense	1,330	3,054	4,015	5,324	1,715

Earnings from continuing operations available to cover fixed charges	$77,128	$74,249	$79,734	$79,263	$70,976

Fixed charges (2)	$1,330	$3,054	$4,015	$5,612	$2,806
Preferred stock dividends	43,011	33,020	15,784	15,412	8,854
Preferred partnership distributions	10,651	20,245	19,240	17,927	14,107

Combined fixed charges and preferred distributions	$54,992	$56,319	$39,039	$38,951	$25,767

Ratio of earnings from continuing operations to fixed charges	58.0	24.3	19.9	14.1	25.3

Ratio of earnings from continuing operations to combined fixed charges and preferred distributions	1.4	1.3	2.0	2.0	2.8

Supplemental disclosure of Ratio of Funds from Operations (“FFO”) to fixed charges:

	2005	2004	2003	2002	2001
FFO (1)	$102,463	$97,214	$97,448	$104,543	$95,472
Interest expense	1,330	3,054	4,015	5,324	1,715
Minority interest in income — preferred units	10,651	20,245	19,240	17,927	14,107
Preferred stock dividends	43,011	33,020	15,784	15,412	8,854

FFO available to cover fixed charges	$157,455	$153,533	$136,487	$143,206	$120,148

Fixed charges (2)	$1,330	$3,054	$4,015	$5,612	$2,806
Preferred stock dividends (3)	43,011	31,154	15,784	15,412	8,854
Preferred partnership distributions (3)	10,651	17,106	19,240	17,927	14,107

Combined fixed charges and preferred distributions paid	$54,992	$51,314	$39,039	$38,951	$25,767

Ratio of adjusted FFO to fixed charges	118.4	50.3	34.0	25.5	42.8

Ratio of adjusted FFO to combined fixed charges and preferred distributions paid	2.9	3.0	3.5	3.7	4.7

(1)	FFO has been adjusted to include the effect of impairment charges

(2)	Fixed charges include interest expense plus capitalized interest

(3)	Excludes EITF Topic D-42 distributions.